Exhibit 99.3

NICE Actimize Wins Three 2022 Global Banking and Finance Awards Highlighting
Innovation in Anti-Money Laundering Technology

The award recognizes NICE Actimize’s AML-KYC solutions spanning North America,
Europe and Asia Pacific regions, managing risk across the entire customer life cycle

Hoboken, N.J., September 13, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Global Banking and Finance Review, a financial media platform with over three million readers worldwide, has awarded the company three honors spanning three major geographical areas, including North America, Europe, and Asia Pacific, recognizing excellence as a “Most Innovative Anti-Money Laundering Solution” provider.

NICE Actimize’s Anti-Money Laundering Solution suite provides the power and flexibility to effectively manage risks end to end throughout the entire customer life cycle. With industry-proven, AI and machine learning, the solution suite creates intelligent peer segments, optimizes detection models to aid detection accuracy and uses predictive analytics to identify and prioritize truly suspicious alerts, sending high-risk alerts to the right team at the right time and ensuring effective outcomes and accurate Suspicious Activity Report (SAR) filings.

Quickly adapting to changing risks and regulations, NICE Actimize anti-money laundering solutions also capitalize on its technology and product enhancements with X-Sight Enterprise, NICE Actimize’s SaaS offering, a flexible, cost-effective and scalable alternative to its proven on-premise offering.

Wanda Rich, Editor, Global Banking and Finance Review, said, “Our judges and editorial team congratulate NICE Actimize for its outstanding contributions to innovative anti-money laundering solutions across three major global markets. The breadth of its solutions across all core areas of anti-money laundering, and continuous investment in R&D, has led to a significant impact on KPIs and an ability to solve broad and complex customer challenges.”

Explains Craig Costigan, CEO, NICE Actimize, “NICE Actimize’s anti-money laundering (AML) solutions strengthen a financial institution’s understanding of their customer by putting the entity at the center of all AML risk management processes. NICE Actimize’s entity-centric AML solutions, infused with AI and machine learning, optimize efficacy and accuracy while providing  regulatory compliance coverage.”

NICE Actimize’s anti-money laundering solutions include the following capabilities:

•
Onboarding and KYC: A seamless KYC experience with dynamic customer information collection, integrated data enrichment, and ultimate beneficial ownership insights for fast and informed onboarding and KYC decisions.

•	Screening: NICE Actimize’s always-on payments and party screening solution with integrated third-party risk data, biometrics, and advanced analytics, provides pinpoint accurate screening results.
•
Transaction Monitoring: Suspicious activity monitoring capabilities provide flexible and comprehensive coverage for all money laundering red flags. With AI-powered, AML-tailored analytics, NICE Actimize’s suspicious activity monitoring continually optimizes monitoring and detection to route high-risk alerts to the right team at the right time.

The 2022 Global Banking & Finance Awards® recognitions included the following winning categories for NICE Actimize: Most Innovative Anti-Money Laundering Solution North America 2022; Most Innovative Anti-Money Laundering Solution EMEA 2022; and Most Innovative Anti-Money Laundering Solution APAC 2022.

Please click here for further information on NICE Actimize’s industry-leading anti-money laundering solutions.

About Global Banking and Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking Awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction.www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.